Exhibit 13.1

Black Raven Energy,
Inc. and Subsidiaries

Consolidated Financial Statements as of and for the
Years Ended December 31, 2012 and 2011, and
Independent Auditors’ Report

Independent Auditor’s Report

To the Board of Directors and Stockholders of

Black Raven Energy, Inc.

Denver, Colorado

We have audited the accompanying consolidated balance sheets of Black Raven Energy, Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Black Raven Energy, Inc. and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses, negative cash flows from operations and stockholders’ deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

L.L. Bradford & Company, LLC

Las Vegas, Nevada

August 2, 2013

Black Raven Energy, Inc.

Consolidated Balance Sheets

(In thousands)

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$1,719	$1,865
Restricted cash (Note 3)	249	18,548
Accounts receivable, net of allowance ($2 and $2 respectively)	731	765
Derivative asset (Note 13)	178	30
Inventory	27	139
Prepaid expenses	144	256
Total current assets	3,048	21,603
Oil and gas properties accounted for under the successful efforts method of accounting:
Proved properties	22,944	18,886
Unproved leaseholds	54	36
Wells-in-progress	1,661	1,723
Total oil and gas properties	24,659	20,645
Less: accumulated depreciation, depletion and amortization	(2,707)	(1,643)
Net oil and gas properties	21,952	19,002
Gathering and other property and equipment	3,444	3,198
Less: accumulated depreciation and amortization	(1,182)	(1,078)
Net gathering and other property and equipment	2,262	2,120
Other non-current assets:
Derivative asset (Note 13)	185	192
Deferred financing costs	2,631	3,366
Restricted cash (Note 3)	450	450
Other non-current assets	632	634
Total other non-current assets	3,818	4,642
TOTAL ASSETS	$31,160	$47,367

The accompanying notes are an integral part of these consolidated financial statements.

Black Raven Energy, Inc.

Consolidated Balance Sheets (Continued)

(In thousands, except share amounts)

	December 31, 2012	December 31, 2011
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,290	$6,915
Accrued expenses and other current liabilities	2,054	909
Advances from Atlas (Note 3)	150	14,056
Current portion of long-term debt	36	9
Total current liabilities	4,530	21,889
Secured notes and debentures, net of discount	37,716	34,823
Notes payable, net of current portion	84	28
Asset retirement obligations	1,192	1,034
Total liabilities	43,522	57,774
Commitments and Contingencies (Note 8)
Stockholders’ deficit
Common stock, par value $.001, 150,000,000 shares authorized; 17,601,774 and 17,129,296 issued and outstanding, respectively	17	17
Additional paid-in-capital	32,038	30,943
Accumulated deficit	(44,417)	(41,367)
Total stockholders’ deficit	(12,362)	(10,407)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$31,160	$47,367

The accompanying notes are an integral part of these consolidated financial statements.

Black Raven Energy, Inc.

Consolidated Statements of Operations

(In thousands)

	Years Ended December 31,
	2012	2011

Operating revenue:
Oil and gas sales	$4,023	$1,388
Gain on sale of oil and gas properties	2,963	4,281
Management revenue	60	—
Total operating revenue	7,046	5,669
Operating expenses:
Oil and gas production expense	1,679	762
Exploration expense	13	9
Depreciation, depletion, amortization and accretion	1,386	550
After pay-out interest conveyed for services rendered	—	1,522
General and administrative	2,001	2,119
Total operating expenses	5,079	4,962
Operating income	1,967	707
Other income (expense):
Interest and other income	114	69
Realized and unrealized gain on derivative contracts	207	317
Gain on disposal of assets	18	—
Interest expense	(5,356)	(3,433)
Total other expense	(5,017)	(3,047)
Loss before income taxes	(3,050)	(2,340)
Income tax expense	—	(54)
Net loss	$(3,050)	$(2,394)

The accompanying notes are an integral part of these consolidated financial statements.

Black Raven Energy, Inc.

Consolidated Statements of Stockholders’ Deficit

Years Ended December 31, 2012 and 2011

(In thousands)

			Additional		Total
	Common		Paid - In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balance at January 1, 2011	16,660,965	$17	$29,744	$(38,973)	$(9,212)
Issuance of shares	468,331	—	942	—	942
Share-based compensation	—	—	257	—	257
Net loss	—	—	—	(2,394)	(2,394)
Balance at December 31, 2011	17,129,296	17	30,943	(41,367)	(10,407)
Issuance of shares	472,478	—	945	—	945
Share-based compensation	—	—	150	—	150
Net loss	—	—	—	(3,050)	(3,050)
Balance at December 31, 2012	17,601,774	$17	$32,038	$(44,417)	$(12,362)

The accompanying notes are an integral part of these consolidated financial statements.

Black Raven Energy, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2012	2011

Cash flows from operating activities
Net loss	$(3,050)	$(2,394)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on sale of oil and gas properties	(2,963)	(4,281)
Depreciation, depletion, amortization and accretion	1,386	550
Amortization of debt issuance costs	734	321
Amortization of debt discount	590	246
Share-based compensation expense	150	257
After pay-out interest conveyed for services rendered	—	1,522
Non-cash interest expense	1,423	942
Gain on sale of assets and other	(18)	—
Unrealized (gain) loss on derivative assets	(141)	(222)
Changes in assets and liabilities:
Accounts receivable	34	(763)
Inventory	113	(86)
Prepaid expenses	112	4
Other non-current assets	2	(482)
Restricted cash (Note 3)	18,299	(12,911)
Advances from Atlas	(12,541)	8,147
Accounts payable	(4,952)	4,929
Accrued expenses and other current liabilities	(220)	1,798
Other non-current liabilities	(9)	—
Net cash from operating activities	(1,051)	(2,423)
Cash flows from investing activities
Property acquisitions	—	(16,889)
Capital expenditures	(4,086)	(1,655)
Restricted cash – interest reserve	—	(450)
Proceeds from Farmout Agreement (Note 3)	3,060	8,040
Proceeds from sale of assets	23	—
Net cash from investing activities	(1,003)	(10,954)
Cash flows from financing activities
Proceeds from loans	2,608	18,037
Deferred financing costs	—	(1,743)
Repayment of loans	(700)	(2,000)
Net cash from financing activities	1,908	14,294
Net increase (decrease) in cash	(146)	917
Cash and cash equivalents—beginning of year	1,865	948
Cash and cash equivalents—end of year	$1,719	$1,865
Supplemental disclosure of cash flow activity
Cash paid for interest (net of amounts capitalized)	$1,597	$1,735
Supplemental schedule of non-cash investing and financing activities
Accrued capital expenditures	$1,207	$609
Conversion of interest to debt	$477	$180
Overriding royalty interest conveyed for financing	$—	$2,394

The accompanying notes are an integral part of these consolidated financial statements.

BLACK RAVEN ENERGY, INC.

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Note 1 – Business, Going Concern and Significant Transactions

Business

Black Raven Energy, Inc. and its wholly-owned subsidiary, PRB Gathering, Inc. (“PRB Gathering”) (together, the “Company”), operate as an independent energy company engaged in the acquisition, exploitation, development and production of natural gas and oil in the Rocky Mountain region of the United States.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company continues to report a shareholders’ deficit totaling $12.4 million as of December 31, 2012. Additionally, the Company recorded negative cash flows from operations totaling $1.1 million for the year ended December 31, 2012. Cash and cash equivalents on hand and internally generated cash flows may not be sufficient to execute the Company’s business plan. Future bank financings, asset sales, joint ventures, farmouts or other equity or debt financings will be required to fund the Company’s debt service, working capital requirements, planned drilling, potential acquisitions and other capital expenditures. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Management’s plans to mitigate the substantial doubt about the Company’s ability to continue as a going concern include finding a strategic partner and merging with that partner as further discussed in Note 15.

Significant Transactions

On June 6, 2011, the Company acquired from Diamond Operating all of its interests in the Marks Butte area of Sedgwick County, Colorado. The purchase price was $98,500, and included title and interest in all oil and gas leases, all easements, rights-of-way, a 100% working interest in two shut-in wells, 6.15 miles of pipeline and a compressor station with a tap into the Trailblazer Pipeline. We acquired the assets primarily to utilize the tap for potential drilling in the East Marks Butte area.

On July 27, 2011, the Company purchased 80% of the Adena Properties. The Adena Properties consist of an existing waterflood in the J Sand and a conventional oil field in the D Sand. In addition, there is a gas cap in the J Sand that can be produced in the future. The acquisition consists of an 80% working interest in 18,760 gross acres for a purchase price of $15.75 million, subject to adjustments for production after the effective date and other matters. The effective date of the acquisition was April 1, 2011.

On December 6, 2011, the Company acquired the remaining 20% working interest in the Adena Properties for a purchase price of $1.7 million in cash, subject to post-closing adjustments as set forth in the agreement.  The acquisition was effective July 1, 2011.

We entered into an agreement with a strategic partner who provided due diligence services in connection with the acquisition of the Adena Properties. In addition, our strategic partner will provide future geological, engineering, and management consulting services associated with the operation of the Adena Properties. As compensation for the due diligence services performed for the Company, our partner earned 30% of our working interest after payout of all costs, including financing costs. In connection with the consulting arrangement, our partner will earn monthly consulting fees as future services are performed based on the production realized from the Adena Properties. No significant consulting fees were paid during 2012 or 2011.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements include the accounts of the Company and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All inter-company transactions have been eliminated. In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2012, through August 1, 2013.

Use of Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some specific examples of such estimates include the allowance for doubtful accounts receivable, accrued expenses, accrued revenue, asset retirement obligations, purchase price allocation, valuation of interests conveyed, determining the remaining economic lives and carrying values of property and equipment, and the estimates of gas reserves that affect the depletion calculation and impairments for gas properties and other long-lived assets. In addition, the Company uses assumptions to estimate the fair value of share-based compensation. The Company believes its estimates and assumptions are reasonable; however, actual results may differ from its estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Restricted Cash — Restricted cash includes cash received from Atlas restricted for drilling activities in connection with oil and gas properties subject to the Farmout Agreement. See Note 3 for further discussion of the Farmout Agreement. Non-current restricted cash includes a reserve account required pursuant to the terms of the debt issued upon acquisition of the Adena Properties (See Note 9).

Accounts Receivable - Trade accounts receivable are recorded at the invoiced amount. The Company assesses credit risk and allowance for doubtful accounts on a customer specific basis. The Company had an allowance for doubtful accounts of $2,000 at December 31, 2012 and 2011.

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analyses and monitors the financial condition of its customers to reduce credit risk. Management periodically reviews accounts receivable aging reports to assess credit risks, and if appropriate, also reviews updated credit information to further assess such risk. In the event that management determines the customers’ accounts receivable collectability as less than probable, management reduces the carrying amount by a valuation allowance that reflects management’s best estimate of the amount not collectible. Allowances for uncollectible accounts receivable are based on information available and historical experience. For information on the concentration of credit risk by customer in the years ended December 31, 2012 and 2011, see below.

Inventory - Inventory is recorded at cost. The Company periodically reviews the carrying cost of its inventories as compared to current market value for those inventories and adjusts its carrying value to the lower of cost or market. Inventory at December 31, 2012 and 2011 consisted primarily of tubing, and totaled $27,000 and $139,000, respectively.

Income Taxes — The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. In evaluating the ability to realize net deferred tax assets, the Company will take into account a number of factors, primarily relating to the Company’s ability to generate taxable income. The Company has recognized, before the valuation allowance, a net deferred tax asset attributable to the net operating losses for the years ended December 31, 2012 and 2011, respectively. FASB ASC Topic 740, “Income Taxes” (“ASC Topic 740”), requires that a valuation allowance be recorded against deferred tax assets unless it is more likely than not that the deferred tax asset will be utilized. As a result of this analysis, the Company has recorded a full valuation allowance against its net deferred tax asset.

The Company has adopted the uncertainty provisions of ASC Topic 740, which require the Company to recognize the impact of a tax position in its financial statements only if the technical merits of that position indicate that the position is more likely than not of being sustained upon audit. The Company recognizes potential accrued interest and penalties, if any, related to unrecognized tax benefits in income tax expense, which is consistent with the recognition of these items in prior reporting periods.

Revenue Recognition - Revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectability of the revenue is probable.  The Company derives revenue primarily from the sale of produced oil and natural gas.  The Company reports revenue as the gross amount received before taking into account production taxes and transportation costs, which are reported as separate expenses.  Revenue is recorded in the month the Company’s production is delivered to the purchaser, but payment is generally received between 30 and 90 days after the date of production.  Revenues from the production of oil and gas properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.  At the end of each month, the Company calculates a revenue accrual based on the estimates of production delivered to or transported for the purchaser.

Property, Equipment - Gas Gathering and Other - Gathering assets, including compressor sites and pipelines, are recorded at cost and depreciated using the straight line method over the estimated useful lives of the assets, which range from ten to thirty years. Other property and equipment, such as office furniture, computer and related software and equipment, automobiles and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets or underlying leases, in respect to leasehold improvements, ranging from three to ten years.

Oil and Gas Producing Properties – The Company has elected to follow the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, the costs of drilling the unsuccessful exploratory well are charged to expense. Exploratory dry hole costs are included in cash flows from investing activities as part of capital expenditures in the consolidated statements of cash flows. The cost of development wells, whether productive or not, is capitalized.

Other exploration costs, including certain geological and geophysical expenses and delay rentals for oil and gas leases, are charged to expense as incurred. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of proved properties. Unproved oil and gas property costs are transferred to proved oil and gas properties if the properties are determined to be productive and are assigned proved reserves. Proceeds from sales of partial interests in unproved properties are accounted for as a recovery of cost without recognizing gain until all costs are recovered. Maintenance and repairs are charged to expense, and renewals and betterments are capitalized to the appropriate property and equipment accounts.

Depreciation, depletion, amortization and accretion (“DD&A”) of capitalized costs of proved oil and gas properties is determined on a field-by-field basis using the units-of-production method based upon proved reserves. The computation of DD&A takes into consideration restoration, dismantlement and abandonment costs and the anticipated proceeds from equipment salvage.

Impairment of Long-Lived Assets - In accordance with FASB ASC Topic 360, “Property, Plant and Equipment” (“ASC Topic 360”), the Company groups assets at the field level and periodically reviews the carrying value of its property and equipment to test whether current events or circumstances indicate that such carrying value may not be recoverable. If the tests indicate that the carrying value of the asset is greater than the estimated future undiscounted cash flows to be generated by such asset, then an impairment adjustment will be recognized. Such adjustment consists of the amount by which the carrying value of such asset exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows from such asset using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, and accordingly, actual results could vary significantly from such estimates.

The Company did not incur any impairment charges during the years ended December 31, 2012 and 2011.

Deferred Financing Costs - Costs that are incurred by us in connection with the issuance of debt are capitalized and amortized to interest expense, using the effective interest method, over the expected terms of the related debt agreements.

Discount of Debt - On July 27, 2011, in order to finance the acquisition of the Adena Properties, the Company entered into a note purchase agreement (the “Note Purchase Agreement”) with Carlyle Energy Mezzanine Opportunities Fund and its affiliates (collectively “Carlyle”) as administrative agent and collateral agent.  Pursuant to the Note Purchase Agreement, the Company closed on the issuance and sale of Tranche A promissory notes (the “Tranche A Notes”) in the aggregate principal amount of $18.0 million. The Tranche A Notes have been recorded net of a discount of $450,000, which is being amortized over the life of the loan. Concurrently with the issuance of the Tranche A Notes, the Company issued to the holders of the Tranche A Notes Tranche B promissory notes (“Tranche B Notes, and with the Tranche A Notes the “Senior Secured Notes”) in the aggregate principal amount of $2.5 million. The Tranche B Notes have been recorded net of a discount of $2.5 million, which is being amortized over the life of the loan. For the years ended December 31, 2012 and 2011, the Company recorded $590,000 and $246,000 of interest expense related to the amortization of the discount on its Senior Secured Notes, respectively.

Exploration Expense – The Company accounts for exploration and development activities utilizing the successful efforts method of accounting. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and gas leases are charged to expense as incurred. Drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found proved reserves in commercial quantities. The application of the successful efforts method of accounting requires managerial judgment to determine that proper classification of wells designated as developmental or exploratory is made to determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. Wells may be completed that are assumed to be productive but actually deliver oil and gas in quantities insufficient to be economic. This may result in the abandonment of the wells at a later date. Wells are drilled that have targeted geologic structures that are both developmental and exploratory in nature and an allocation of costs is required to properly account for the results. The evaluation of oil and leasehold acquisition costs requires managerial judgment to estimate the fair value of these costs with reference to drilling activity in a given area.

Asset Retirement Obligations – The Company follows FASB ASC Topic 410, “Asset Retirement and Environmental Obligations” (“ASC Topic 410”), to account for its future asset abandonment costs. Estimated future costs associated with the plugging and abandonment of its oil and gas properties are discounted to present values using a risk-adjusted rate over the estimated economic life of the assets. Such costs are capitalized as part of the cost of the related asset and amortized over the related asset’s estimated useful life. The associated liability is classified as a long-term liability and is adjusted when circumstances change and for the accretion of expense which is recorded as a component of depreciation, depletion and amortization. The Company recognizes an estimate of the liability associated with the abandonment of oil and gas properties at the time the well is completed. The Company estimated its asset retirement obligation liabilities for these wells based on estimated costs to plug and abandon the wells, the estimated life of the wells and its respective ownership percentage in the wells.

Share-Based Compensation - At December 31, 2012, the Company had a stock-based employee compensation plan that includes stock options issued to employees and non-employee directors as more fully described in Note 11. The Company records expense associated with the fair value of stock-based compensation in accordance with FASB ASC Topic 718, “Compensation — Stock Compensation” (“ASC Topic 718”).  The Company uses the Black-Scholes option valuation model to determine the fair value of awards and calculate the required disclosures.

The Company recorded compensation expense associated with all unvested stock options totaling $150,000 and $257,000 for the years ended December 31, 2012 and 2011, respectively.

Comprehensive Income (Loss) – The Company accounts for comprehensive income (loss) in accordance with FASB ASC Topic 220, “Comprehensive Income” (“ASC Topic 220”), which established standards for the reporting and presentation of comprehensive income in its consolidated financial statements.  For the years ended December 31, 2012 and 2011, comprehensive income (loss) is equal to net income (loss) as reported in the Company’s consolidated statements of operations.

Derivative Financial Instruments - To mitigate a portion of the exposure to potentially adverse market changes in oil prices and the associated impact on cash flows, the Company has entered into an oil swap contract.

Off-Balance Sheet Arrangements – The Company has not participated in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”), or SPEs which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Concentration of Credit Risk - Revenues from customers which represented 10% or more of the Company’s sales for the years ended December 31, 2012 and 2011 were as follows:

	For the years ended
	December 31,
Customer	2012	2011

A	7.5%	26.6%
B	91.3%	66.5%
	98.8%	93.1%

Recent Accounting Pronouncements

In May 2011, the FASB issued ASC Update 2011-04, “Fair Value Measurement” (“ASC Update 2011-04”) that clarifies the application of fair value measurement and disclosure requirements and changes particular principles or requirements for measuring fair value.  ASC Update 2011-04 is effective for annual periods beginning after December 15, 2011.  The Company adopted ASC Update 2011-04 on January 1, 2012. Adoption of this update did not have a material impact on the Company’s fair value disclosures.

In June 2011, the FASB issued ASC Update 2011-05, “Comprehensive Income” (“ASC Update 2011-05”) that provides that an entity that reports items of other comprehensive income has the option to present the components of net income and comprehensive income in either one continuous financial statement or two consecutive financial statements. ASC Update 2011-05 is effective for annual periods beginning after December 15, 2011.  The Company adopted ASC Update 2011-04 on January 1, 2012. Adoption of this update did not have a material impact on the Company’s financial statements.

The Company has reviewed all other recent accounting pronouncements and determined that they will have no impact on the Company’s financial statements.

Note 3—Farmout Agreement

On July 23, 2010, the Company entered into a Farmout Agreement with Atlas, a wholly-owned subsidiary of Atlas Energy, Inc, relating to natural gas drilling within an area of mutual interest in Phillips and Sedgwick counties, Colorado and Perkins, Chase and Dundy counties, Nebraska (the “AMI”).

Under the terms of the Farmout Agreement, Atlas agreed to drill six initial wells identified in the Farmout Agreement (the “Initial Wells”) and to complete certain initial projects, including 3D seismic shoots, upgrades of sales meter equipment, the change-out of compressors, and the upgrade of a dehydrator at the Company’s facility.  The Company assigned to Atlas all of its title and interest in the defined areas around the planned wellbores (the “Drilling Units”) for the Initial Wells.

The Farmout Agreement also provides for Atlas, at its discretion, to drill additional wells in the AMI in accordance with work plans (each a “Work Plan”) approved by Atlas under the Farmout Agreement.  The initial Work Plan approved by Atlas covering provided for Atlas to drill 60 additional wells.  For each six month period after April 30, 2011, Atlas was required to submit a proposal to the Company setting forth the numbers of wells that it proposed to drill (the “Drilling Proposal”) and the Company was required to provide a Work Plan to be approved by Atlas outlining the development plan for the wells set forth in the Drilling Proposal.  In the event that Atlas determined not to drill at least 60 wells in the course of any six month period, the Company had the right, during such six month period, to drill for its own account that number of wells equal to the difference between 60 wells and the number of wells agreed to be drilled by Atlas.  Upon payment of a well-site fee, delivery of an executed authorization for expenditure (“AFE”) for such well by Atlas, and completion of drilling the applicable well, the Company assigned all of its rights, title and interest in the Drilling Units established for such well. The Farmout Agreement also provides for certain rights of the Company and Atlas with respect to the drilling of “deep wells” and for the payment by Atlas of drilling and future 3D seismic costs.

Through the first quarter of 2011, Atlas had funded and drilled an additional 40 wells pursuant to the initial Work Plan. On June 3, 2011, Atlas submitted its Drilling Proposal for the six month period beginning May 1, 2011 in which it proposed to drill 135 wells. We submitted a Work Plan, which Atlas approved. Drilling commenced on August 15, 2011. As of December 31, 2011, an additional 117 wells had been funded and drilled pursuant to the Work Plan, for a total of 163 wells.

In 2012, Atlas funded and the Company drilled an additional 51 wells, bringing the total drilled under the Farmout Agreement to 214.  The Company believes that Atlas was contractually obligated to drill and fund at least 55 additional wells in 2012 under the terms of the Farmout Agreement. The Company and Atlas are currently in dispute over this matter. The Company and Atlas have participated in non-binding mediation and negotiations continue, although a final resolution has not been reached.

Restricted cash of $0.25 million and $18.6 million at December 31, 2012 and 2011, respectively, consists of cash received from Atlas for drilling activities in connection with oil and gas properties subject to the Farmout Agreement. The accounts payable balances at December 31, 2012 and 2011 contain drilling costs related to the Farmout Agreement of $97,000 and $5.6 million, respectively. Advances from Atlas of $.1 million and $14.8 million at December 31, 2012 and 2011, respectively, include cash received from Atlas for drilling activities in connection with oil and gas properties subject to the Farmout Agreement.

In consideration for the agreements made under the Farmout Agreement, Atlas paid the Company $1.0 million upon execution of the Farmout Agreement in 2010.  In addition, Atlas agreed to pay the Company a $60,000 well-site fee for each well drilled by Atlas in the AMI, including the Initial Wells.  As of December 31, 2012, the Company had received $12.8 million of well site fees for the 214 wells drilled through December 31, 2012. In connection with the well site fees received from Atlas, the Company recognized $3.0 million and $4.3 million of gain on sale of oil and gas properties for the years ending December 31, 2012 and 2011, respectively.

The Company’s average overriding royalty interest on the 214 wells drilled is 5.75%.

On August 11, 2010, in connection with the Farmout Agreement and ongoing investment advisory services, the Company entered into an advisory fee agreement with a third party, whereby the Company agreed to pay $10,000 per well for the first 220 wells that are funded and drilled by Atlas under the Farmout Agreement discussed above, up to a maximum fee of $2.2 million. As of December 31, 2012, Atlas had funded and drilled 214 wells and the investment advisory service fees were $2.1 million.

Note 4 —Acquisitions

Marks Butte Acquisition

On June 6, 2011, the Company acquired from Diamond Operating all of its interests in the Marks Butte area of Sedgwick County, Colorado. The purchase price was $98,500 in cash, and included title and interest in all oil and gas leases, all easements, rights-of –way, a 100% working interest in two shut-in wells, 6.15 miles of pipeline, and a compressor station with a tap into the Trailblazer Pipeline. The Company primarily acquired the assets in order to utilize the tap for the planned drilling in the East Marks Butte area as part of the Farmout Agreement.

The purchase price allocation is as follows (in thousands):

Proved properties	$38
Unproved leaseholds	4
Gathering and other property and equipment	86
Less: Asset retirement obligation assumed	(29)
Total net purchase price	$99

Adena Field Acquisition

On July 27, 2011, the Company completed the purchase of 80% of the Adena Properties.  The acquisition consists of an 80% working interest in 18,760 gross acres in Morgan County, Colorado, with a cash purchase price of $15.22 million, net of liabilities assumed and subject to adjustments for production after the effective date and other matters.  The effective date of the Adena Properties acquisition was May 1, 2011.  The acquisition was financed by Carlyle (see Note 9). On December 8, 2011, the Company acquired the remaining 20% working interest in the Adena Properties for a cash purchase price of $1.6 million, net of liabilities assumed and subject to post-closing adjustments as set forth in the agreement. The acquisition was effective July 1, 2011. The Company became the operator of the Adena Properties.  The Company has entered into an agreement with a strategic partner who provided due diligence services in connection with the acquisition of the Adena Properties. In addition, our strategic partner will provide future geological, engineering, and management consulting services associated with the operations of this project. As compensation for the due diligence services performed for the Company, our partner earned 30% of our working interest after pay-out of all costs, including financing costs. In connection with the consulting arrangement, our partner will earn monthly consulting fees as future services are performed based on the production from the Adena Properties. In connection with the transfer of the 30% working interest called for under this agreement, the Company recorded a $1.5 million charge and reduced the value assigned to the property for the due diligence services rendered during 2011.

The purchase price allocations for the Adena Properties, are as follows (in thousands):

	July 2011 Acquisition	December 2011 Acquisition

Proved properties	$15,635	$1,677
Unproved leaseholds	292	31
Asset retirement obligation	(557)	(139)
Liabilities assumed	(148)	-
Total cash	$15,222	$1,569

The Adena Properties acquisitions qualified as business combinations and, as such, the Company estimated the fair value of the assets acquired as of the acquisition dates, July 27, 2011 and December 6, 2011. To estimate the fair values of the properties as of the acquisition dates, the Company used a net asset value approach. The Company utilized a discounted cash flow model that took into account the following inputs to arrive at estimates of future net cash flows:

•	Estimated ultimate recovery of crude oil and natural gas as prepared by the Company’s petroleum engineers;

•	Estimated future commodity prices based on NYMEX crude oil futures prices as of the acquisition date and adjusted for estimated location and quality differentials as well as related transportation costs;

•	Estimated future production rates; and

•	Estimated timing and amounts of future operating and development costs.

To estimate the fair value of proved properties, the Company discounted the future net cash flows using a market-based rate that the Company determined appropriate at the acquisition date for the various proved reserve categories. To compensate for the inherent risk of estimating and valuing unproved properties, the Company reduced the discounted future net cash flows of the unproved properties by additional risk-weighting factors.

The revenue and operating expenses from the Adena Properties that are included in the Company’s statement of operations for the year ended December 31, 2011 are as follows:

December 31, 2011
(in thousands)

Oil and gas sales	$1,033
Operating expenses	(393)

The revenue and operating expenses of the combined entity had the acquisition date of the Adena Properties been January 1, 2011 are as follows:

Unaudited Proforma
December 31, 2011
(in thousands)

Revenue	$2,846
Operating expenses	(1,413)
Revenue in excess of operating expenses	$1,433

Note 5 - Gathering and Other Property and Equipment

Gathering and other property and equipment consists of the following:

	Useful Lives	December 31, 2012	December 31, 2011
		(in thousands)	(in thousands)
Compressor sites, pipelines and interconnect	10-30 years	$2,645	$2,477
Equipment	5 years	16	16
Computer equipment	3 years	276	266
Office furniture and equipment and related assets	5-7 years	159	158
Automobiles	3 years	348	281
		3,444	3,198
Less accumulated depreciation and amortization		(1,182)	(1,078)
Total		$2,262	$2,120

Note 6 - Asset Retirement Obligations

The Company recognizes an estimated liability for future costs associated with the abandonment of its oil and gas properties.  A liability for the fair value of an asset retirement obligation and corresponding increase to the carrying value of the related long-lived asset are recorded at the time a well is completed or acquired.  The increase in carrying value is included in proved oil and gas properties in the accompanying consolidated balance sheets.  The Company depletes the amount added to proved oil and gas property costs and recognizes expense in connection with the accretion of the discounted liability over the remaining estimated economic lives of the respective oil and gas properties.  Cash paid to settle asset retirement obligations is included in the operating section of the Company’s accompanying consolidated statements of cash flows.

The Company’s estimated asset retirement obligation liability is based on historical experience in abandoning wells, estimated economic lives, estimates as to the cost to abandon the wells in the future, and federal and state regulatory requirements.  The liability is discounted using the credit-adjusted risk-free rate estimated at the time the liability is incurred or revised.  Revisions to the liability could occur due to changes in estimated abandonment costs or well economic lives, or if federal or state regulators enact new requirements regarding the abandonment of wells.

The following table details all changes to the Company’s estimated asset retirement obligation liabilities during the years ended December 31, 2012 and 2011:

	For the
	Year Ended
	December 31,
	2012	2011
	(in thousands)
Asset retirement obligations, beginning of period	$1,034	$241
Liabilities incurred	9	725
Liabilities settled	(8)	—
Sale of assets	—	—
Accretion expense	157	68
Revision to estimated cash flows	—	—
Asset retirement obligations, end of period	$1,192	$1,034

Note 7 - Income Taxes

Income tax expense (benefit) for each of the years ended December 31, 2012 and 2011 are as follows:

(in thousands)	2012	2011
Current:
Federal	$—	$—
State & Local	—	54
Total current	—	54
Deferred:
Federal	—	—
State & Local	—	—
Total deferred	—	—
Total income tax expense	$—	$54

Total income tax expense (benefit) differed from the amounts computed by applying the federal statutory income tax rate of 35% to earnings (loss) before income taxes as a result of the following items for the years ended December 31, 2012 and 2011:

(in thousands)	2012	2011
Statutory income tax benefit	$(1,067)	$(819)
State income tax expense, net of federal income tax expense (benefit)	(39)	(16)
Other permanent items	609	735
Change in valuation allowance	497	154
Income tax expense	$—	$54

Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences. Temporary differences arise when revenues and expenses for financial reporting are recognized for tax purposes in a different period. The Company has recognized, before the valuation allowance, a net deferred tax asset. ASC Topic 740 requires that a valuation allowance be recorded against deferred tax assets unless it is more likely than not that the deferred tax asset will be utilized. As a result of this analysis, the Company has recorded a full valuation allowance against its net deferred tax asset. The Company will continue to evaluate the need to record valuation allowances against deferred tax assets and will make adjustments in accordance with the accounting standard.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2012 and 2011 are as follows:

(in thousands)	2012	2011
Deferred tax assets:
Oil and gas properties	$1,722	$1,625
Asset retirement obligation	453	393
Other	323	283
Net operating loss carryforwards	14,799	13,140
	17,297	15,441
Valuation allowance	(14,521)	(14,023)
Net deferred tax asset	$2,776	$1,418

Deferred tax liabilities:
Property and equipment	$(2,815)	$(1,340)
Amortization of debt discount	39	(78)
Deferred tax liability	(2,776)	(1,418)

Net deferred tax asset (liability)	$—	$—

The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although there have been no such assessments historically. In the event the Company receives an assessment for interest and/or penalties, such an assessment would be classified in the financial statements as income tax expense.

At December 31, 2012, the Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $40.4 million. These net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in various amounts beginning in 2028. This net operating loss carryforward may be subject to U.S. Internal Revenue Code Section 382 limitations.

The Company has recorded a valuation allowance of $14.6 million and $14.0 million as of December 31, 2012 and 2011, respectively, against its net deferred tax asset.

The uncertainty provisions of ASC Topic 740 require the Company to recognize the impact of a tax position in its financial statements only if the technical merits of that position indicate that the position is more likely than not of being sustained upon audit.  During 2012, the Company did not record a change to the reserve for uncertain tax positions.  The tax years 2007 - 2012 are open and subject to audit by the Internal Revenue Service and the State of Colorado.

The tabular reconciliation of the reserve for uncertain tax benefits for the years ended December 31, 2012 and 2011 is presented below.

(in thousands)	2012	2011
Beginning balance	$390	$390
Additions based on tax positions related to the current year	—	—
Additions based on tax positions of prior years	—	—
Reduction for tax positions of prior years	—	—
Settlements	—	—
Ending balance	$390	$390

The Company has an unrecognized benefit from net operating loss carryforwards. The deferred tax asset associated with the net operating losses was not recorded. The net operating loss carryforward was utilized in 2009. During 2013, the statute of limitations will expire on the tax years that generated the net operating loss that was deducted. The beginning balance in the table above will be fully utilized.

Note 8 - Commitments and Contingencies

Commitments

In the normal course of business operations, the Company has entered into operating leases for office space, office equipment, vehicles and compression equipment. Rental payments under these operating leases and service agreements totaled $266,000 and $246,000 for the periods ended December 31, 2012 and 2011, respectively.

Future payments, by year, under these operating leases are as follows:

(in thousands)
2013	$167
2014	93
2015	36
Thereafter	12
Total	$308

Note 9 – Secured Notes & Debenture

Debenture

Since its original issuance in 2009, the terms of the Amended Debenture have been modified on several occasions. Currently, a total of approximately $21.35 million of principal is outstanding under the Amended Debenture. The outstanding principal bears interest at a rate of ten percent (10%) per annum and is due and payable on October 16, 2016. Interest is paid to WCOF on the outstanding principal at a rate equal to five percent (5%) per annum in shares of common stock of the Company in an amount based on a share price of $2.00 per share (the “Stock Interest”). Additional interest is payable to WCOF on the outstanding principal at a rate equal to five percent (5%) per annum in cash (the “Cash Interest”). The Stock Interest is due and payable to WCOF quarterly in arrears on the last day of each calendar quarter. The Cash Interest is due and payable to WCOF on the maturity date of the Amended Debenture, less $5,000 per well drilled under the Farmout Agreement (see Note 3), which is payable to WCOF upon the Company’s receipt of the applicable well-site fees from Atlas under the Farmout Agreement.

The Company has guaranteed payment of the Amended Debenture and pledged substantially all of its assets as collateral.  If the Company fails to comply with the restrictions in the agreements governing the Amended Debenture, an event of default could occur that would permit WCOF to foreclose on substantially all of its assets.  The Company and WCOF have agreed that no event of default shall occur on the Amended Debenture until written notice of default is given to the Company by WCOF and such default shall have continued for a period of 30 days after written notice is delivered to the Company.

In connection with the financing of the Adena Properties acquisition described below, WCOF agreed to subordinate the payment obligations under the Amended Debenture and related security interests to the payment obligations arising under the Adena Properties acquisition financing, pursuant to the terms and conditions of an intercreditor and subordination agreement. As further security, WCOF has also pledged to the lenders all of its shares of stock in the Company.

The Company is in compliance with all the terms, conditions and covenants of the Amended Debenture, as of December 31, 2012 and 2011.

Senior Secured Notes

On July 27, 2011, in order to finance the acquisition of the Adena Properties, the Company entered into the Note Purchase Agreement with Carlyle.  Pursuant to the Note Purchase Agreement, the Company closed on the issuance and sale of the Tranche A Notes in the aggregate principal amount of $18.0 million. The Tranche A Notes mature and are due and payable on July 27, 2016. They bear interest at a stated rate of 13% per annum, of which 10% must be paid in cash, and, at the election of the Company, 3% may be paid in cash or paid in kind and capitalized into the Tranche A Notes. The Tranche A Notes have been recorded net of a discount of $450,000, which is being amortized over the life of the loan. For the years ended December 31, 2012 and 2011, respectively, amortization of the Tranche A debt discount was $90,000 and $38,000. A portion of the proceeds received from the sale of the Tranche A Notes was used for the acquisition of the Adena Properties with the balance used according to a mutually approved plan of development for the Adena Properties. The Company was required to establish a reserve account pursuant to the Note Purchase Agreement in the amount of $450,000, which is included in restricted cash (non-current) within the condensed consolidated balance sheets.

Subject to certain conditions, the Company can voluntarily prepay the Tranche A Notes.  If the Company prepays the Tranche A Notes before July 31, 2014, subject to certain exceptions, the Company must pay a “make-whole” amount, equal to the present value at the time of the prepayment of the amount of interest which would have been payable on the principal balance of the Tranche A Notes through July 31, 2014.

Concurrently with the issuance of the Tranche A Notes, the Company issued to the holders of the Tranche A Notes the Tranche B Notes in the aggregate principal amount of $2.5 million with a stated interest rate of 13% per annum, all of which is paid in kind and capitalized into the Tranche B Notes. The Company may prepay the Tranche B Notes only in whole, and upon prepayment, the Company must pay a “make-whole” amount, equal to $1.2 million less the amount of paid in kind interest that has been capitalized into the Tranche B Notes as of such date. The Tranche B Notes have been recorded net of a discount of $2.5 million, which is being amortized over the life of the loan, as no proceeds were received upon issuance of the Tranche B Notes. For the years ended December 31, 2012 and 2011, respectively, amortization of the Tranche B debt discount was $500,000 and $208,000. The Tranche B Notes are due and payable on the earlier July 27, 2016, or the repayment of the Tranche A Notes.

The Company incurred deferred financing costs totaling $1.3 million in connection with the issuance of the Senior Secured Notes. As additional consideration for the issuance of the Senior Secured Notes, the Company conveyed to the holders of the Senior Secured Notes overriding royalty interests equal to 3% of 8/8ths in the Adena Properties and agreed to convey overriding royalty interests in any future oil and gas properties acquired by the Company, subject to certain permissible acquisitions, during the term of the Note Purchase Agreement. The Company has estimated the value of the overriding royalty interests to be $2.4 million at the date of the financing and has recorded additional deferred financing costs associated with its Senior Secured Notes related to these interests. The Company’s deferred financing costs will be amortized to interest expense over the term of the Note Purchase Agreement. If future overriding royalty interests in oil and gas properties acquired by the Company are conveyed to Carlyle under the terms of the Note Purchase Agreement, additional deferred financing costs will be recorded and amortized as an adjustment to the yield on the Senior Secured Notes over the remaining period of the Note Purchase Agreement. Depending on the nature of any future acquisitions made by the Company, the value of the applicable additional overriding royalty interests conveyed to Carlyle may be material to the Company’s financial position or results of operations.

The Senior Secured Notes are collateralized by substantially all of the assets of the Company and its subsidiaries. The Senior Secured Notes are subject to customary events of default.  Upon the occurrence of an event of default, as described in the Note Purchase Agreement, the payment of the principal amounts under the Senior Secured Notes may be accelerated and the interest rate applicable to the principal amounts will be increased to a stated interest rate of 16% per annum during the period the default exists. WCOF, a majority stockholder in the Company and the holder of the Amended Secured Debentures discussed above, agreed to subordinate the payment obligations under the Amended Debenture and related security interests to the payment obligations arising under the Senior Secured Notes and the security interests securing payment of the Senior Secured Notes, pursuant to the terms and conditions of an intercreditor and subordination agreement.  As further security for the payment of the Senior Secured Notes, WCOF pledged to Carlyle all of its shares of stock in the Company.

The Company is subject to various financial and operational covenants under the terms of the Note Purchase Agreement. The Company was in compliance with its interest coverage ratio, leverage ratio, maximum consolidated capital expenditures, and net present value of total proved developed producing reserves to total debt covenants as of December 31, 2011. The Company was in violation of its minimum net sales volume and net present value of total proved reserves to total debt covenants as of December 31, 2011 and 2012. In addition, the Company was in violation of their financial reporting requirements for 2011 and 2012. Carlyle has waived each of these covenant violations. Interest of $477,000 and $180,000 on the Senior Secured Notes was converted to principal during 2012 and 2011, respectively.

Note 10 - Stockholders’ Equity

Common Stock

Through December 31, 2012 and 2011, respectively, cumulative activity with respect to the Company’s common stock outstanding was as follows:

	2012	2011
Balance, beginning of year	17,129,296	16,660,965
Shares issued for interest	472,478	468,331
Balance, end of year	17,601,774	17,129,296

Upon emergence from bankruptcy, the Company issued warrants to purchase 1,494,298 shares of new common stock at an exercise price of $2.50 per share, on a pro-rata basis, pursuant to its reorganization plan.

Note 11 - Equity Compensation Plan

On June 3, 2009, the Board adopted the Black Raven Energy, Inc. Equity Compensation Plan (the “Equity Compensation Plan”) under which the Company may grant nonqualified stock options, stock appreciation rights, stock awards or other equity-based awards to certain of its employees, consultants, advisors and non-employee directors. The Board initially reserved 3,791,666 shares of common stock for issuance under the Equity Compensation Plan, and that number is adjusted annually to 25% of shares issued and outstanding on July 1. As of December 31, 2012, there are 4,223,264 shares of common stock authorized for issuance under the Equity Compensation Plan.

On August 18, 2011, the Company issued 100,000 options to two directors. The options have an exercise price of $2.00 per share and a total estimated fair value as of issuance of $4,500. In October 2011, the Company issued 63,000 options to employees of the Company. The options have an exercise price of $2.00 per share, a total estimated fair value as of issuance of $3,308 and vest over five years. In November and December 2011, the Company issued 4,000 options to employees of the Company. The options have an exercise price of $2.00 per share, and a total estimated fair value as of issuance of $210.

On January 31, 2012, the Company issued 3,200 options to two employees. The options have an exercise price of $2.00 per share and a total estimated fair value as of issuance of $168. The options vest over four years. On April 18, 2012, the Company issued 800 options to the same two employees. These options have an exercise price of $2.00 per share, a total estimated fair value as of issuance of $48 and vest immediately. On October 10, the Company issued 100,000 options to two directors. The options have an exercise price of $2.00 per share and a total estimated fair value as of issuance of $4,500.

The Company recorded equity compensation expense during the years ended December 31, 2012 and 2011 totaling $150,000 and $257,000, respectively.

The following table summarizes activity for options:

	For the Year Ended		For the Year Ended
	December 31, 2012		December 31, 2011
	Number of Options	Weighted Avg. Exercise Price	Number of Options	Weighted Avg. Exercise Price
Outstanding, beginning of year	1,814,500	$2.00	1,647,500	$2.00
Cancelled	—	$—	—	$—
Granted	104,000	$2.00	167,000	$2.00
Forfeitures	—	$—	—	$—
Exercised	—	$—	—	$—
Outstanding, end of year	1,918,500	$2.00	1,814,500	$2.00
Awards vested or expected to vest, end of year	1,881,800	$2.00	1,670,583	$2.00
Available for future grants, end of year	2,246,741		2,412,764

The weighted average remaining contractual life for the options outstanding at December 31, 2012 and 2011 respectively is 7.09 years and 7.94 years. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. Unrecognized compensation expense totaled $46,000 and $196,000 at December 31, 2012 and December 31, 2011, respectively.

The fair value of options was measured at the date of grant. The fair values of options granted and employee stock purchase plan shares issued were estimated using the following weighted-average assumptions:

Assumption	December 31, 2012	December 31, 2011
Risk free interest rate (%)	0.36% - 0.40%	0.33% - 0.47%
Volatility factor of the expected market price of the Company’s common stock	52.07% – 57.53%	51.76% – 55.72%
Contract life of the options (in years)	10	10
Expected dividend	—	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models incorporate highly subjective assumptions including the expected stock price volatility. The Company’s stock options have characteristics significantly different from those of traded options and, as changes in the subjective input assumptions can materially affect the fair value estimate, it is management’s opinion that the valuations as determined by the existing models are different from the value that the options would realize if traded in the market. The Company used an industry index to estimate the volatility factor of the stock.

Note 12 - Oil and Gas Activities

Costs Incurred in Oil and Gas Producing Activities

The Company has incurred the following costs, both capitalized and expensed, in respect to oil and gas property acquisition, exploration and development activities during the year ended December 31, 2012 and 2011, respectively:

	For the Years Ended December 31,
(in thousands)	2012	2011
Acquisitions
Proved	$57	$13,749
Unproved	103	383
Exploration	13	9
Development costs	3,951	1,736
	$4,124	$15,877

The following table sets forth certain information regarding the results of operations for oil and gas producing activities for the years ended December 31, 2012 and 2011, respectively:

	For the Years Ended December 31,
(in thousands)	2012	2011
Revenues, net	$4,023	$1,388
Production costs	(1,679)	(762)
Exploration	(13)	(9)
Depreciation, depletion and accretion	(1,287)	(507)
	$1,044	$110

Note 13 —Derivative Financial Instruments

To mitigate a portion of the exposure to potentially adverse market changes in oil prices and the associated impact on cash flows, the Company has entered into an oil swap contract.  For the years ending December 31, 2011 & December 31, 2012, the Company has a forward contract in place through July 31, 2014 for a total of 64,000 barrels of crude oil production.

The Company’s oil derivatives are measured at fair value and are included in the accompanying condensed consolidated balance sheets as derivative assets.  The fair value is an estimated exit-price that management believes provides a reasonable and consistent methodology for valuing derivative instruments.  The derivative instruments utilized by the Company are not considered by management to be complex, structured, or illiquid.  The oil derivative markets are highly active.  The fair value of the Company’s oil commodity derivative contract was a net asset of $283,000 and $222,000 at December 31, 2012 and 2011, respectively.

Derivative Assets
(in thousands)

	Balance Sheet Classification	Dec 31, 2012 Fair Value	Dec 31, 2011 Fair Value
Commodity Contracts	Current Derivative Asset	$178	$30
Commodity Contracts	Non-current Derivative Asset	105	192
Derivatives not designated as hedging instruments		$283	$222

The following table summarizes the realized gain and loss from derivative cash settlements and the unrealized gain and loss from changes in fair value of derivative contracts as presented in the accompanying statements of operations.

	For the Years Ended December 31,
(in thousands)	2012	2011
Realized gain
Oil contracts	$146	$95
Total realized gain	$146	$95

Unrealized gain on changes in fair value
Oil contracts	$61	$222
Total unrealized gain on changes in fair value	$61	$222
Total unrealized and realized gain on derivative contract	$207	$317

Note 14 —Fair Value Measurements

The Company follows FASB ASC Topic 820, “Fair Value Measurement and Disclosure”, which establishes a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.  The three levels are defined as follows:

•	Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed securities and U.S. government treasury securities.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of the assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

•	Level 3: Pricing inputs include significant inputs that are generally less observable that objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. At each balance hseet date, the Company performs an analysis of all applicable instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.  The Company reflects transfers between the three levels at the beginning of the reporting period in which the availability of observable inputs no longer justifies classification in the original level.

The following tables set forth by level within the fair value hierarchy the Company’s financial assets and financial liabilities as of December 31, 2012 and 2011 that are measured at fair value on a recurring basis.

As of December 31, 2012

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Current Derivative Assets	$-	$178	$-	$178
Non-current Derivative Assets	-	105	-	105

As of December 31, 2011

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Current Derivative Assets	$-	$30	$-	$30
Non-current Derivative Assets	-	192	-	192

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the tables above:

Derivatives - Commodity derivative instruments consist entirely of crude oil swaps.  The Company’s derivatives are valued using industry-standard models, which are based on a market approach.  These models consider various assumptions, including quoted forward prices for commodities, time value and volatility factors.  These assumptions are observable in the marketplace throughout the full term of the contracts, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace, and are therefore designated as Level 2 within the valuation hierarchy.  The discount rates used in the fair values of these instruments include a measure of either the Company’s or the counterparty’s nonperformance risk, as appropriate.  The Company utilizes counterparties’ valuations to assess the reasonableness of its own valuations.

For the year ending December 31, 2012, there were no financial assets and financial liabilities that were measured at fair value on a non-recurring basis. The following table set forth by level within the fair value hierarchy the Company’s financial assets and financial liabilities as of December 31, 2011 that were measured at fair value on a non-recurring basis:

As of December 31, 2011

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets
Oil and gas properties - proved	$-	$-	$13,749	$13,749
Oil and gas properties – unproved	-	-	383	383
Gathering and other property and equipment	-	-	86	86
Liabilities
Accrued expenses	$-	$-	$148	$148
Asset retirement obligation	-	-	725	725

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the tables above:

Properties and Equipment - To estimate the fair value of proved properties, the Company discounted the future net cash flows using a market-based rate that the Company determined appropriate at the acquisition date for the various proved reserve categories. To compensate for the inherent risk of estimating and valuing unproved properties, the Company reduced the discounted future net cash flows of the unproved properties by additional risk-weighting factors. Due to the unobservable nature of the inputs, the fair values of the proved and unproved oil and gas properties are considered Level 3 fair value measurements.

The Company estimated the fair values of the property and equipment related to the Marks Butte acquisition and the Adena Field acquisitions as of the acquisition dates, using a net asset value approach (See Note 4).

Other Fair Value Disclosures

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and secured debentures, are carried at cost.  At December 31, 2012, the fair value of the cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximates their carrying value due to the short term nature of these instruments. Due to the nature of the Amended Debenture, the Company is unable to reliably estimate its fair value at December 31, 2012. The fair value of the Company’s Senior Secured Notes approximates book value due to the recent issuance of these instruments.

Note 15 —Subsequent Events

Derivatives – On April 1, 2013 the Company entered into a forward contract effective April 1, 2013 through July 31, 2014 for a total of 16, 000 barrels of oil. Also on April 1, 2013 the Company entered into a forward contract effective August 1, 2014 through December 31, 2014 for a total of 15,000 barrels of oil.

Merger – On July 23, 2013, EnerJex Resources, Inc., a Nevada corporation (“EnerJex”), BRE Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of EnerJex (the “Merger Sub”), and Black Raven Energy, Inc., a Nevada corporation (“BRE”), entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which BRE will be merged with and into Merger Sub and after which BRE will be a wholly owned subsidiary of EnerJex (the “Merger”).  The Merger will be subject to the approval of the issuance of shares of EnerJex common stock in the Merger by holders of a majority of the shares of EnerJex common stock and Series A preferred stock, voting together as a single class, present and entitled to vote at the stockholders meeting at which the transaction will be considered.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (i) each outstanding share of capital stock of BRE will be converted into the right to receive (a) a cash payment of $0.40 (subject to an aggregate cap of $600,000) or (b) 0.34791 of a share of EnerJex common stock, subject to adjustment as described in the Merger Agreement, (ii) all options under the BRE option plan shall be cancelled, and (iii) all warrants or other rights to purchase shares of capital stock of BRE will be converted into warrants to purchase EnerJex common stock. The election to receive cash in lieu of EnerJex shares is available only to unaffiliated stockholders of BRE.  No fractional shares of EnerJex common stock will be issued in connection with the Merger, and holders of BRE common stock will be entitled to receive cash in lieu thereof.  Following the consummation of the transactions contemplated by the Merger Agreement, the stockholders of BRE immediately prior to the Effective Time will own approximately 37% of the outstanding voting stock of EnerJex and the stockholders of EnerJex immediately prior to the Effective Time will own approximately 63% of the outstanding voting stock of EnerJex.  The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides that, immediately following the Effective Time, the board of directors and executive officers of EnerJex will remain the same.

Consummation of the Merger is subject to a number of conditions, including, but not limited to (i) approval by EnerJex’s stockholders of the issuance of shares of EnerJex common stock in the Merger and the adoption and approval of the Merger Agreement and the transactions contemplated thereby by BRE’s stockholders; (ii) the effectiveness of a Form S-4 registration statement to be filed by EnerJex with the Securities and Exchange Commission (the “SEC”) to register the shares of EnerJex common stock to be issued in the Merger, which will include a proxy statement/prospectus; and (iii) other customary closing conditions.

Each of EnerJex and BRE has made customary representations, warranties and covenants in the Merger Agreement, including agreements that (i) each party will conduct its business in the ordinary course consistent with past practice during the interim period between execution of the Merger Agreement and consummation of the Merger; (ii) each party will not take certain actions during such period; (iii) BRE will receive the written consent of a majority of its stockholders in favor of the transaction within 24 hours after execution of the Merger Agreement; and (iv) EnerJex will convene and hold a meeting of its stockholders for the purpose of considering the approval of the issuance of shares of EnerJex common stock in the Merger.  BRE also has agreed not to solicit proposals relating to alternative business combination transactions and not to enter into discussions or any agreement concerning any alternative business combination transaction, subject to customary fiduciary exceptions.

On July 24, 2013, holders of a majority of the voting stock of BRE delivered to EnerJex their consent to the transactions contemplated by the Merger Agreement.

The Merger Agreement contains termination rights in favor of each of BRE and EnerJex in certain circumstances. If the Merger Agreement is terminated due to certain triggering events specified in the Merger Agreement, EnerJex will be required to pay BRE a termination fee of up to $1.0 million or BRE will be required to pay EnerJex a termination fee of up to $2.0 million.